Exhibit 99.1

NEWS RELEASE

STRATASYS ANNOUNCES 2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

EDEN PRAIRIE, Minn. & REHOVOT, Israel, October 13, 2021— (BUSINESS WIRE)— Stratasys Ltd. (NASDAQ: SSYS) (“Stratasys” or the “Company”) today announced that it will hold its 2021 Annual General Meeting of Shareholders (the “Meeting”) on Tuesday, November 23, 2021, at 5:00 p.m. Israel time, at Meitar Law Offices, 16 Abba Hillel Road, 10th floor, Ramat Gan 5250608, Israel. The record date for shareholders entitled to vote at the Meeting is Friday, October 15, 2021.

The agenda for the Meeting is as follows:

1.	Re-election of each of Messrs. John J. McEleney, Dov Ofer, David Reis, Michael Schoellhorn and Yair Seroussi, and Mses. Ziva Patir and Adina Shorr, and the election of Mr. S. Scott Crump, together constituting the Company’s director nominees, to serve as a director of the Company until the Company’s next annual general meeting of shareholders and until the due election and qualification of his or her successor, or until his or her earlier resignation, replacement or removal.

2.	Approval of an increase by 1,300,000 in the number of ordinary shares available for issuance under the Company’s 2012 Omnibus Equity Incentive Plan.

3.	Adoption of an Employee Share Purchase Plan, under which 5,200,000 ordinary shares will be available for purchase by the Company’s employees.

4.	Renewal and update of the Company’s Compensation Policy for Executive Officers and Directors, as required under the Israeli Companies Law, 5759-1999.

5.	Approval of a modified annual compensation package for the present and future non-employee directors of the Company in respect of their directorship services on the Company’s Board of Directors.

6.	Reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2021 and until the Company’s next annual general meeting of shareholders, and authorization of the Board (upon recommendation of the audit committee of the Board) to fix their remuneration.

Stratasys’ Board recommends that Stratasys’ shareholders vote in favor of each of the above proposals.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of each of the proposals. The approval of Proposal 4 is also subject to satisfaction of one of the following additional voting requirements:

●	the majority voted in favor of the proposal must include a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to in the Israeli Companies Law, 5759-1999 (the “Companies Law”), as a “personal interest”) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal must not exceed two percent (2%) of the aggregate voting rights in the Company.

For purposes of the above special voting requirements, to the best of our knowledge, there are no shareholders who would be deemed “controlling shareholders” of the Company under the Companies Law.

In addition to the foregoing proposals, at the Meeting, the audited, consolidated financial statements of Stratasys for the annual period ended December 31, 2020 will be presented to, and considered by, Stratasys’ shareholders. The shareholders will furthermore transact such other business as may properly come before the Meeting or any adjournment thereof.

Whether or not you attend the Meeting, your vote is important. Accordingly, you are asked to participate and vote regardless of the number of ordinary shares you own.

Additional Information and Where to Find It

In connection with the Meeting, Stratasys will send to its shareholders a proxy statement describing in detail the proposals to be addressed at the Meeting and providing additional logistical information related to the Meeting, the procedure for voting by proxy, and various other information related to the Meeting, along with a proxy card or voting instruction form enabling Stratasys’ shareholders to indicate their vote on each matter or instruct their brokers or other nominees how to vote on each matter (as applicable). The Company will also furnish copies of the proxy statement and a related proxy card to the Securities and Exchange Commission (the “SEC”) in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or the Company’s website at www.stratasys.com, or by directing such request to the Company’s Chief Communications Officer and VP, Investor Relations, Yonah Lloyd, at the email address provided below. This press release is also available on the Stratasys website at www.Stratasys.com.

In order to vote, if you are a record shareholder or a street holder (i.e., you hold your shares through a bank, broker or other nominee) and receive a physical proxy card or voting instruction form, respectively, you may complete and sign it and send it in to Broadridge, our agent for tallying the votes for the Meeting, in the envelope to be enclosed, Whether you are a record shareholder or a street holder, you may also vote or provide voting instructions to your bank, broker or nominee online (at www.proxyvote.com) or via telephone, In all such cases, your vote must be received by 11:59 p.m., Eastern time, on Monday, November 22, 2021. If you are a record shareholder and send in your proxy card directly to our registered Israeli office, it must be received at least four hours prior to the appointed time for the Meeting (i.e., 1:00 p.m., Israel time, on Tuesday, November 23, 2021).

In accordance with the Israeli Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s Israeli offices, 1 Holtzman Street, Science Park, P.O. Box 2496, Rehovot 76124, Israel, Attention: VP, General Counsel, Ms. Vered Ben-Jacob, email: Vered.BenJacob@stratasys.com, no later than October 20, 2021. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated notice and proxy card with respect to the Meeting, no later than October 27, 2021, to be furnished to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K.

About Stratasys Ltd.

Stratasys is leading the global shift to additive manufacturing with innovative 3D printing solutions for industries such as aerospace, automotive, consumer products and healthcare. Through smart and connected 3D printers, polymer materials, a software ecosystem, and parts on demand, Stratasys solutions deliver competitive advantages at every stage in the product value chain. The world’s leading organizations turn to Stratasys to transform product design, bring agility to manufacturing and supply chains, and improve patient care.

To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, Twitter, LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including the company’s websites, to share material, non-public information pursuant to the SEC’s Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings.

Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.

Stratasys Investor Relations

Yonah Lloyd
CCO, Vice President - Investor Relations
Yonah.Lloyd@stratasys.com

Source: Stratasys Ltd.

Released October 13, 2021

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